LIVSN DESIGNS, INC.

SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, PURCHASERS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "*SECURITIES ACT*"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "***SEC***"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE ACT. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO PURCHASER IN CONNECTION WITH THIS OFFERING OR OVER THE WEB-BASED PLATFORM MAINTAINED BY WEFUNDER PORTAL, LLC (THE "***PLATFORM***"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

THE SECURITIES CANNOT BE SOLD OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE SUBSCRIPTION AGREEMENT, THE COMPANY'S AMENDED AND RESTATED CERTIFICATE OF INCORPORATION, THE SECURITIES ACT AND APPLICABLE STATE SECURITIES OR "BLUE SKY" LAWS.

PURCHASERS WHO ARE NOT "ACCREDITED INVESTORS" (AS THAT TERM IS DEFINED IN SECTION 501 OF REGULATION D PROMULGATED UNDER THE SECURITIES ACT) ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 3.5. THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH PURCHASER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY PURCHASER IN CONNECTION WITH THIS

OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE PURCHASERS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE PLATFORM EXECUTED CONCURRENTLY WITH THIS AGREEMENT) OR PROVIDED BY THE COMPANY (COLLECTIVELY, THE "*OFFERING MATERIALS*"), OR ANY PRIOR OR SUBSEQUENT COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, PURCHASERS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED.

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH SUCH PURCHASER'S OWN COUNSEL, ACCOUNTANTS AND OTHER PROFESSIONAL ADVISORS AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE PURCHASER'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. PURCHASERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE COMPANY MAY NOT BE OFFERING THE SECURITIES IN EVERY STATE. THE OFFERING MATERIALS DO NOT CONSTITUTE AN OFFER OR SOLICITATION IN ANY STATE OR JURISDICTION IN WHICH THE SECURITIES ARE NOT BEING OFFERED.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE

PURCHASERS IN CONNECTION WITH THIS OFFERING. NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE PURCHASER LESS THAN THE AMOUNT OF SECURITIES SUCH PURCHASER DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

SERIES SEED PREFERRED STOCK SUBSCRIPTION AGREEMENT

The undersigned ("***Purchaser***") understands that Livsn Designs, Inc., a Delaware corporation (the "***Company***"), is offering for sale Series Seed Preferred Stock representing equity interests in the Company (the "***Shares***"). Purchaser understands that the offering is being made without registration of the Preferred Stock under the Securities Act.

The parties hereby agree as follows:

1. Subscription.

Subscription. Subject to and upon the terms and conditions of this Series Seed Preferred Stock Subscription Agreement (this "***Agreement***"), Purchaser hereby purchases the number of Shares set forth on Exhibit A hereto, at a price equal to the applicable Subscription Price rounded down to the nearest whole share based on Purchaser's subscription amount (the "***Subscription***"). The purchase price of the Preferred Stock is payable in the manner provided in Section 1.4 below. "***Subscription Price***" shall mean (a) $0.93 per Share for the first 322,580.00 Shares sold by the Company to Purchaser and (b) $1.11 per Share for all remaining Shares authorized for sale in this offering.

Acceptance or Rejection of Subscription. Notwithstanding anything in this Agreement to the contrary, the Company shall have no obligation to issue any of the Shares to any person who is a resident of a jurisdiction in which the issuance of the Shares to him, her or it would constitute a violation of the securities, "blue sky" or other similar laws of such jurisdiction. This Subscription may be accepted or rejected in whole or in part by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Purchaser only a portion of the number of the Shares that Purchaser has agreed to purchase hereunder. The Company will notify Purchaser whether this subscription is accepted (whether in whole or in part) or rejected. If Purchaser's subscription is rejected, Purchaser's payment (or portion thereof if partially rejected) will be returned to Purchaser without interest and all of Purchaser's obligations hereunder shall terminate. In the event of rejection of this Subscription in its entirety, or in the event the sale of the Preferred Stock (or any portion thereof) to Purchaser is not consummated for any reason, this Agreement shall have no force or effect, except for Section 5 hereof, which shall remain in force and effect. Tendered funds that are delivered to the Company will be promptly returned to Purchaser if the Minimum Offering (defined below) is not satisfied.

1.1. Closing. The maximum amount of proceeds received from the sale of Preferred Stock in this offering at the applicable Subscription Price shall not exceed $2,270,000 in the aggregate under both Regulation CF and Regulation D and shall not exceed $1,070,000 in the aggregate under Regulation CF. Provided that the Company has received subscriptions for at least 53,764.00 Shares on or prior to $50,000.52 (the "***Minimum Offering***") and all requirements for a closing are met or waived by the Company, the Company may elect at any time to close all or any portion of this offering on various dates (each a "***Closing***"). For purposes of this Agreement, "***Closing Date***" shall mean the time and date as of which such Closing actually takes place and the "***Initial Closing***" shall mean the first Closing under this Agreement.

1.2. Payment for the Preferred Stock. Promptly following each Closing, the Company will update Schedule A hereto to reflect such investment and deliver to each Purchaser or Custodian (as defined below) in such Closing, as the case may be, a certificate registered in such Purchaser's or Custodian's name representing the Shares being purchased by such Purchaser at such Closing against payment of the purchase price therefor set forth on the applicable signature page hereto, by (a) ACH electronic transfer, (b) wire transfer of immediately available funds in accordance with the Company's instructions, (c) payments made through or delivered to the Platform that are remitted to the Company (please note that credit and debit card payments will incur transaction fees), (d) cancellation or conversion of indebtedness or (e) any combination of the foregoing.

1.3. Conversion of Promissory Notes. Each Purchaser that is a holder of any promissory note convertible into securities of the Company (each, a "***Note***") issued by the Company being cancelled and/or converted in consideration of the issuance hereunder of Shares to such Purchaser as indicated on the applicable signature page hereto (each, a "***Conversion Purchaser***") hereby agrees that the entire amount owing to such Conversion Purchaser under such Note is being tendered to the Company in exchange for the applicable Shares as set forth on the applicable signature page hereto in full satisfaction, accord and substitution of any rights granted to the Conversion Purchaser in any Note. Upon the Company's and such Conversion Purchaser's execution and delivery of this Agreement, without any further action required by the Company or such Conversion Purchaser, such Note and all obligations set forth therein (other than the obligation to issue the Shares pursuant to this Agreement) shall be immediately deemed satisfied and repaid in full and terminated in their entirety, including, but not limited to, any security interest effected therein. Each Conversion Purchaser hereby waives (i) all notices required by the terms of such Conversion Purchaser's Note(s), and (ii) and any actual, deemed or alleged breach or default with respect to such Note(s) on or prior to the date hereof.

1.4. Custodial and Voting Agreement. By subscribing for Shares and executing this Agreement, Purchaser (and, if Purchaser is purchasing the Shares subscribed for hereby in a fiduciary capacity, the person or persons for whom Purchaser is so purchasing) understands that the legal title to the Shares will be held by [___][1] (the "***Custodian***") as custodian for the benefit of the Purchaser pursuant to the Custodial and Voting Agreement executed concurrently with this Agreement. As part of the Custodian and Voting Agreement, Purchasers will grant the Custodian the right to vote their Shares purchased in this offering. The Custodian will vote the Shares as directed by a "Lead Investor" appointed by the Company for the purpose of representing the interests of Purchasers with respect to such voting rights.

1.5. Transfers. Purchaser acknowledges that the Preferred Stock is subject to restrictions on transfer. Purchaser shall not transfer any securities of the Company that it owns without the prior written consent of the Company.

1.6. Use of Proceeds. The Company will use the proceeds from the sale of the Shares as set forth in the Offering Materials.

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[1] Note to Draft: Wefunder to confirm name of entity.

1.7. Defined Terms Used in this Agreement. In addition to the terms defined above, the following terms used in this Agreement shall be construed to have the meanings set forth or referenced below.

(a) "***Affiliate***" means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including, without limitation, any general partner, managing member, officer or director of such Person or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person.

(b) "***Charter***" means the Certificate of Incorporation of the Company, as it may be amended, restated and/or amended and restated from time to time.

(c) "***Company Covered Person***" means, with respect to the Company as an "issuer" for purposes of Rule 506 promulgated under the Securities Act, any Person listed in the first paragraph of Rule 506(d)(1).

(d) "***Knowledge***," including the phrase "***to the Company's knowledge***," shall mean the actual knowledge of Andrew Gibbs-Dabney.

(e) "***Material Adverse Effect***" means a material adverse effect on the business, assets (including intangible assets), liabilities, financial condition, property or results of operations of the Company taken as a whole.

(f) **"*Person*"** means any individual, Company, partnership, trust, limited liability company, association or other entity.

(g) "***Transaction Agreements***" means this Agreement and the Charter.

2. Representations and Warranties of the Company. The Company hereby represents and warrants to each Purchaser that, except as set forth in the Offering Materials, the following representations are true and complete as of the date of the Initial Closing.

2.1. Standing, Power and Qualification. The Company is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware and has all requisite power and authority to carry on its business as presently conducted and as proposed to be conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a Material Adverse Effect.

2.2. Authorization. All action required to be taken by the Company's governing body and equity holders in order to authorize the Company to enter into the Transaction Agreements, and to issue the Preferred Stock at the applicable Closing has been taken or will be taken prior to the Closing. All action on the part of the officers of the Company necessary for the execution and delivery of the Transaction Agreements, the performance of all obligations of the Company under the Transaction Agreements to be performed as of the Closing, and the issuance and delivery of the Preferred Stock has been

taken or will be taken prior to the Closing. The Transaction Agreements, assuming the due authorization and execution and delivery by the Purchasers and the Company, shall constitute the valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies, or (iii) to the extent the indemnification provisions contained in the Transaction Agreements may be limited by applicable federal or state securities laws.

2.3. Valid Issuance of Preferred Stock. The Preferred Stock, when issued and sold in accordance with the terms and for the consideration set forth in this Agreement, will be validly issued and fully paid and free of restrictions on transfer *other than* restrictions on transfer under the Transaction Agreements, applicable state and federal securities laws and liens or encumbrances created by or imposed by a Purchaser. Assuming the accuracy of the representations of the Purchasers in this Agreement and subject to any filings the Company may effect immediately following the Closing, the Preferred Stock will be issued in compliance with all applicable federal and state securities laws.

3. Representations and Warranties by the Purchasers. Each Purchaser hereby represents and warrants to the Company, severally and not jointly, that:

3.1. Authorization. The Purchaser has full power and authority to enter into the this Agreement. This Agreement, when executed and delivered by the Purchaser, will constitute valid and legally binding obligations of the Purchaser, enforceable in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application affecting enforcement of creditors' rights generally, and as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies, or (b) to the extent the indemnification provisions contained in the Transaction Agreements may be limited by applicable federal or state securities laws.

3.2. Disclosure of Information. The Purchaser has had an opportunity to discuss the Company's business, management, financial affairs and the terms and conditions of the offering of the Preferred Stock with the Company's management. The Purchaser (1) acknowledges, represents and agrees that it has not relied upon the accuracy or completeness of any express or implied representation, statement or information of any nature made or provided by or on behalf of the Company, except for the representations of the Company expressly set forth in this Agreement, and (2) waives any right the Purchaser may have against the Company with respect to any inaccuracy in any such representation, statement or information or with respect to any omission or concealment, on the part of the Company or any representative of the Company, of any potentially material information.

3.3. Restricted Securities. The Purchaser understands that the Shares have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser's

representations as expressed herein. The Purchaser understands that the Shares are "restricted securities" under applicable U.S. federal and state securities laws and that, pursuant to these laws, the Purchaser must hold the Shares indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Purchaser acknowledges that the Company has no obligation to register or qualify the Shares, or the equity into which it may be converted, for resale. The Purchaser further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Shares, and on requirements relating to the Company which are outside of the Purchaser's control, and which the Company is under no obligation and may not be able to satisfy.

3.4. No Public Market. The Purchaser understands that no public market now exists for the Shares, and that the Company has made no assurances that a public market will ever exist for the Shares.

3.5. Legends. The Purchaser understands that the Shares and any securities issued in respect of or exchange for the Shares, may be notated with one or all of the following legends, if certificated:

(a) "THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933."

(b) Any legend set forth in, or required by, the other Transaction Agreements.

(c) Any legend required by the securities laws of any state to the extent such laws are applicable to the Shares represented by the certificate, instrument or book entry so legended.

(d) Accredited Investor Status or Investment Limits. Purchaser represents that either: (i) Purchaser is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act; or (ii) either (A) Purchaser's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (x) 5% of the lower of its annual income or net worth, or (y) $2,200; or (B) both of Purchaser's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12

months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000. Purchaser further represents that to the extent it has any questions with respect to its status as an accredited investor, or the application of the investment limits, it has sought professional advice.

3.6. Foreign Purchasers. If the Purchaser is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Purchaser hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. The Purchaser's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the Purchaser's jurisdiction.

3.7. Purchaser Information. Within five days after receipt of a request from the Company, Purchaser hereby agrees to provide such information with respect to its status as an equity holder (or potential equity holder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject, including, without limitation, the need to determine the accredited status of the Company's equity holders. Purchaser further agrees that in the event it transfers any Company securities, it will require the transferee of such securities to agree to provide such information to the Company as a condition of such transfer.

3.8. Exculpation Among Purchasers. The Purchaser acknowledges that it is not relying upon any Person in making its investment or decision to invest in the Company. The Purchaser agrees that neither any Purchaser nor the respective controlling Persons, officers, directors, partners, agents, or employees of any Purchaser shall be liable to any other Purchaser for any action heretofore taken or omitted to be taken by any of them in connection with the purchase of the Shares.

3.9. Residence. If the Purchaser is an individual, then the Purchaser resides in the state or province identified in the address of the Purchaser provided to the Platform and delivered to the Company; if the Purchaser is a partnership, Company, limited liability company or other entity, then the office or offices of the Purchaser in which its principal place of business is identified in the address or addresses of the Purchaser provided to the Platform and delivered to the Company.

3.10. Disqualifying Event. With respect to each Purchaser, no such Purchaser nor, to the extent it has them, any of its shareholders, members, managers, general or limited partners, directors, affiliates or executive officers (collectively with such Purchaser, the "***Purchaser Covered Persons***"), is subject to any Disqualification Event, except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3) of the Securities Act. Such Purchaser has exercised reasonable care to determine whether any such Purchaser Covered

Person is subject to a Disqualification Event. The purchase of the Shares by such Purchaser will not subject the Company to any Disqualification Event.

3.11. Further Acknowledgments. Purchaser further acknowledges and agrees that (i) Purchaser has been furnished with and carefully read the Transaction Agreements and those certain "risk factors" which describe the Offering (provided in **Exhibit B** attached hereto and incorporated by reference, the "***Risk Factors***"); (ii) there are substantial restrictions on the transferability of the Shares by law and by the Transaction Agreements and that the Company has not agreed to comply with any exemption under the Securities Act for the resale of all or any part of the Shares, to register any Shares or to comply with any provision contained in the Charter which would permit a transfer; (iii) no representation or promise has been made concerning the marketability or value of the Shares; (iv) no federal or state agency has made any finding or determination as to the fairness of this offering for investment or made any recommendation or endorsement of the Shares; (v) though one or more third parties (including parties affiliated with the "Lead Investor" (as described in Section 1.6 above) may write articles or produce video segments discussing the Company and its business, no such third parties are being compensated by the Company for the production of such materials, and the only representations and warranties being made by the Company regarding its business or the offering are those contained in this Agreement and the other Offering Materials provided by the Company (vi) the Shares are speculative investments which involve a high degree of risk of loss by the Purchaser of his/her/its entire investment and that due to the high degree of risk of loss of the Purchaser's entire investment in the Company, the Shares may only be sold to persons who understand the nature of the Company and for whom the investment is suitable. Suitability is to be determined by taking into account all facts and circumstances, including the Purchaser's net worth and income, education, sophistication, experience in investments and investment objectives.

3.12. Indemnity. The representations, warranties and covenants made by Purchaser herein shall survive the closing of this Subscription Agreement. Purchaser agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach or failure by Purchaser to comply with any covenant or agreement made by Purchaser herein or in any other document furnished by Purchaser to any of the foregoing in connection with this transaction.

4. Miscellaneous.

4.1. Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. None of the Company or the Purchasers shall assign this Agreement or any rights or obligations hereunder without the prior written consent of the other parties hereto. Notwithstanding the foregoing, each Purchaser may assign its rights hereunder to any

Person that purchases the Shares in a private transaction from such Purchaser or to any of such Purchaser's Affiliates, without the consent of the Company.

4.2. Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes. Any party delivering an electronic signature agrees that such electronic signature is the legally binding equivalent to such party's handwritten signature and has the same validity and meaning as such party's handwritten signature. Such party further agrees that such party will not, at any time in the future, repudiate the meaning of such electronic signature or claim that such electronic signature is not legally binding. Such party further agrees that no certification authority or other third party verification is necessary to validate such electronic signature and that the lack of such certification or third party verification will not in any way affect the enforceability of such electronic signature or any resulting contract.

4.3. Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

4.4. Notices, etc. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (c) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All notices or communications shall be sent to the Purchasers at their address provided to the Platform and delivered to the Company, or to such e-mail address, facsimile number or address as subsequently modified by written notice given in accordance with this Agreement. All notices or communications shall be sent to the Company at the following address:

Livsn Designs, Inc.
1019 SE 8th Street
Bentonville, AR 72712

4.5. Fees and Expenses. The Company and the Purchasers shall each pay their own expenses in connection with the transactions contemplated by this Agreement.

4.6. Attorneys' Fees. If any action at law or in equity (including arbitration) is necessary to enforce or interpret the terms of any of the Transaction Agreements, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

4.7. Amendments and Waivers. Any term of this Agreement may be amended, terminated or waived only with the written consent of the Company and the holders of at least a majority of the then-outstanding Shares purchased under the terms of this Agreement by all Purchasers; *provided*, that any amendment or waiver of this Agreement will also require the consent of a particular Purchaser to the extent that, on its face, such amendment or waiver would alter or change the powers, preferences, or special rights of such Purchaser set forth herein, so as to affect them adversely, but not so similarly affect all Purchasers. Any amendment or waiver effected in accordance with this Section shall be binding upon the Purchasers and each transferee of the Shares (or the equity issuable upon conversion thereof), each future holder of all such securities, and the Company.

4.8. Severability. In the event any part of this Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement. The invalidity, illegality or unenforceability of one or more of the provisions of this Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Agreement in such jurisdiction or the validity, legality or enforceability of this Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

4.9. Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

4.10. Entire Agreement. This Agreement and the agreements, instruments, exhibits and schedules referenced herein (including the Transaction Agreements), contain the entire understanding of the parties with respect to the matters covered herein and therein and supersedes any former agreements or understandings, oral or written (including any term sheet included in the Offering Materials or summary of terms set forth on the Platform). Subject to the exceptions specifically set forth in this Agreement, the terms and conditions of this Agreement shall inure to the benefit of, and be binding upon, the respective executors, administrators, heirs, successors, legal representatives and assigns of the parties to this Agreement.

4.11. Governing Law; Dispute Resolution.

(a) Governing Law. This Agreement shall be governed in all respects by the internal laws of the State of Arkansas as applied to agreements entered into among Arkansas residents to be performed entirely within Arkansas, without regard to principles of conflicts of law.

(b) Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts located in Benton County, Arkansas and to the jurisdiction of the United States District Court located in Fayetteville, Arkansas for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts located in Benton County, Arkansas or the United States District Court located in Fayetteville, Arkansas, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

(c) Waiver of Jury Trial. **EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL**.

4.12. No Recourse Against Nonparty Affiliates. All claims, obligations, liabilities, or causes of action (whether in contract or in tort, in law or in equity, or granted by statute) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement, or the negotiation, execution, or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), may be made only against (and are those solely of) the entities that are expressly identified as parties in the preamble to this Agreement ("***Contracting Parties***"). No Person who is not a Contracting Party, including without limitation any director, officer, employee, incorporator, member, partner, manager, stockholder, affiliate, agent, attorney, or representative of, and any financial

advisor or lender to, any Contracting Party, or any director, officer, employee, incorporator, member, partner, manager, stockholder, affiliate, agent, attorney, or representative of, and any financial advisor or lender to, any of the foregoing ("***Nonparty Affiliates***"), shall have any liability (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action, obligations, or liabilities arising under, out of, in connection with, or related in any manner to this Agreement or based on, in respect of, or by reason of this Agreement or its negotiation, execution, performance, or breach; and, to the maximum extent permitted by law, each Contracting Party hereby waives and releases all such liabilities, claims, causes of action, and obligations against any such Nonparty Affiliates. Without limiting the foregoing, to the maximum extent permitted by law, (a) each Contracting Party hereby waives and releases any and all rights, claims, demands, or causes of action that may otherwise be available at law or in equity, or granted by statute, to avoid or disregard the entity form of a Contracting Party or otherwise impose liability of a Contracting Party on any Nonparty Affiliate, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization, or otherwise; and (b) each Contracting Party disclaims any reliance upon any Nonparty Affiliates with respect to the performance of this Agreement or any representation or warranty made in, in connection with, or as an inducement to this Agreement. Notwithstanding the foregoing, nothing in this Section 4.12 shall limit any rights of any party to the extent that any Nonparty Affiliate commits (i) willful and knowing fraud with the specific intent to deceive or mislead a Contracting Party or (ii) fraud and/or other claims under federal securities laws, in each case with respect to the performance of this Agreement or any representation or warranty made in, in connection with, or as an inducement to this Agreement.

4.13. Third Party Beneficiaries. Except for Section 4.12, this Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other person.

4.14. Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

4.15. No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

4.16. Termination of Subscription. If each of the representations and warranties of the Purchaser contained herein are not true prior to the purchase of any of the Shares by the Purchaser, and written notice of that fact has been given to the Company, then and in any of such events, in the Company's sole discretion, this Agreement shall be null and void and of no further force and effect. In such event, neither party shall have any rights against the other party hereunder and this Subscription will be canceled, and the Purchaser will be

paid the Purchaser's proportion of the subscription funds, plus any profits or interests earned thereon.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

Livsn Designs, Inc

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

By: ______________________

PURCHASER:

By: Investor Signature

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Purchaser is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Purchaser is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited

[SIGNATURE PAGE TO SERIES SEED PREFERRED STOCK SUBSCRIPTION AGREEMENT]